UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2004

Commission File Number: 001-31448
PETROKAZAKHSTAN INC.
140 – 4th Avenue SW #1460 Sun Life Plaza North Tower Calgary, Alberta, Canada T2P 3N3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

 Form 20-F ☐   Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
 Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROKAZAKHSTAN INC.
April 7, 2004
By:	/s/	Ihor P. Wasylkiw
Ihor P. Wasylkiw
Vice President Investor Relations

EXHIBIT INDEX
Exhibit #	Description of Exhibit

99.1	Annual Report 2003
99.2	Management’s Discussion & Analysis
99.3	Annual Financial Statements
99.4	Form of Proxy
99.5	Proxy Circular
99.6	Notice of Annual Meeting
99.7	Confirmation of Mailing